

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

August 27, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Derek Oil & Gas Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 24981Q105
5.	Record Date for Notice	: September 10, 2004
6.	Record Date for Voting	: September 10, 2004
7.	Beneficial Ownership Determination Date	: September 10, 2004
8.	Meeting Date	: October 15, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401